Exhibit 99.1

AMENDING AGREEMENT

THIS AMENDING AGREEMENT is made as of the 15th day of October, 2014 (this “Amending Agreement”)

A M O N G:

SEARS, ROEBUCK AND CO., a New York corporation having its principal place of business in Hoffman Estates, Illinois

(hereinafter referred to as “Sears”)

-and-

SEARS CANADA INC., a Canadian corporation having its principal place of business in Toronto, Ontario

(hereinafter referred to as “Sears Canada”)

WHEREAS Sears and Sears Canada entered into an agreement dated as of January 26, 1987, as amended, pursuant to which Sears granted to Sears Canada the exclusive right to use certain trademarks in Canada in relation to goods and services in the field of merchandising (the “License Agreement”);

AND WHEREAS Sears Holdings Corporation has announced an offering to its existing shareholders of rights to acquire 40,000,000 common shares of Sears Canada owned by Sears Holdings Corporation (the “Offering”);

AND WHEREAS as a result of the Offering, it is expected that Sears will cease to own, directly or indirectly, at least 25% of the voting shares of Sears Canada;

AND WHEREAS Sears and Sears Canada wish to make certain amendments to the License Agreement effective as of the date hereof;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties hereto hereby agree as follows:

1.1                               Amendments. The parties hereby agree to amend the terms of the License Agreement as follows:

1.1.1                               The sixth recital of the License Agreement is hereby deleted in its entirety and replaced with:

“WHEREAS the said agreement as amended will continue to be binding upon SEARS and SEARS CANADA until the expiration of a period of five (5) years after SEARS shall have ceased to hold, directly or indirectly, at least 10% of the voting shares of SEARS CANADA;”.

1.1.2                               Section 17(a) of the License Agreement is hereby deleted in its entirety and replaced with:

“This agreement subject to paragraph 18 shall continue until the expiration of a period of five years after SEARS has ceased to hold directly or indirectly at least 10% of the voting shares of SEARS CANADA, provided that during such five year period, SEARS CANADA shall not have the option to add to this agreement any further SEARS merchandising trade marks or to require SEARS to disclose to or assist SEARS CANADA in developing any new merchandising methods or administrative procedures.”

1.1.3                               Section 17(b) of the License Agreement is hereby amended to delete the opening phrase of “If prior to the completion of the three (3) year period” and replace it with “If prior to the completion of the five (5) year period”.

1.1.4                               Section 18(a) of the License Agreement is hereby deleted in its entirety and replaced with:

“SEARS holds directly or indirectly at least 10% of the voting shares of SEARS CANADA, and”

1.1.5                               The following is added as Section 28 of the License Agreement:

“Rights of SEARS CANADA

28.  SEARS CANADA and Sears agree that the License Agreement is an integral part of a series of longstanding agreements and relationships between SEARS CANADA and Sears relating to the use of intellectual property shared by those entities, including the power of attorney, dated as of February 4, 1994, relating to this agreement and the Information Technology Agreement, dated as of January 1, 1995, as amended.  It is further agreed that SEARS CANADA’S rights under the License Agreement shall survive the filing by Sears of a petition for relief under the United States Bankruptcy Code, and that SEARS CANADA shall be treated as, and is fully entitled to, the rights of a licensee of intellectual property under Section 365(n) of the Bankruptcy Code.”

1.2                               Effectiveness. This Amending Agreement shall be effective as of the date hereof.

1.3                               Ratification. Except as amended hereby, the License Agreement and all of its terms, conditions and obligations are ratified and confirmed.

1.4                               Enurement. This Amending Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assignees.

1.5                               Headings. Headings of sections hereof are inserted for convenience of reference only and shall not affect the construction and interpretation of this Amending Agreement.

1.6                               Governing Law. This Amending Agreement shall be interpreted in accordance with the laws of the Province of Ontario (and the laws of Canada applicable therein) and the courts of said Province shall have jurisdiction to hear all matters arising hereunder.

1.7                               Counterparts. This Amending Agreement may be executed by the parties in separate counterparts which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. A faxed or electronic copy shall be considered an original.

[Signature page follows]

IN WITNESS WHEREOF the parties hereto have duly executed this Amending Agreement as of the date first written above.

SEARS, ROEBUCK AND CO.

By:	/s/ Robert A. Schrieshiem
Name: Robert A. Schrieshiem
Title: Executive Vice President / Chief Financial Officer

SEARS CANADA INC.

By:	/s/ E.J. Bird
Name: E.J. Bird
Title: Chief Financial Officer

[Signature Page to the Amending Agreement (License)]